UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020.

Commission File Number 001-39152

FSD Pharma Inc.

(Translation of registrant’s name into English)

First Canadian Place, 100 King St. West, Suite 3400, Toronto, ON, M5X 1A4, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

INCORPORATION BY REFERENCE

The Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2020 and 2019, included as Exhibit 99.1 of this Form 6-K and the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2020 and 2019 included as Exhibit 99.2 of this Form 6-K (Commission File No. 001-39152), furnished to the Commission on November 13, 2020, are incorporated by reference into the Registration Statement on Form F-10 (Commission File No. 333-236780) of the Registrant, FSD Pharma Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD Pharma Inc.
(Registrant)

Date:	November 13, 2020	By:	/s/ Donal Carroll
Donal Carroll, Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2020 and 2019

Exhibit 99.2	Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2020 and 2019

Exhibit 99.3	News Release dated November 12, 2020